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SEC Mail Processing Section

FEB 27 2013

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405

SEC [illegible]ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67963

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Conifer Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Ferry Building, Suite 255
(No. and Street)

San Franciso (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter O'Connell (415)677-5990
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OUM & Co LLP
(Name – *if individual, state last, first, middle name*)

465 California Street, Suite 700, San Francisco, CA 94104
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DP
3/20/13

OATH OR AFFIRMATION

I, Sal Campo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Conifer Capital Partners, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer

Title

See attached

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC PUBLIC

FINANCIAL STATEMENTS

DECEMBER 31, 2012

CONIFER CAPITAL PARTNERS, LLC

OUM & CO. LLP

Accountants & Business Advisors

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☐ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ____________________

2 ____________________

3 ____________________

4 ____________________

5 ____________________

6 ____________________ ____________________

Signature of Document Signer No. 1 — Signature of Document Signer No. 2 (if any)

State of California

County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 25 (Date) day of February (Month), 2013 (Year), by

(1) Sal Campo (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ____________________ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

JENNIFER TRUAX
Commission # 1912281
Notary Public - California
San Francisco County
My Comm. Expires Nov 6, 2014

Signature [signature] (Signature of Notary Public)

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ____________________

Document Date: ____________________ Number of Pages: ________

Signer(s) Other Than Named Above: ____________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

©2007 National Notary Association • 9350 De Soto Ave., P.O. Box 2402 • Chatsworth, CA 91313-2402 • www.NationalNotary.org Item #5910 Reorder: Call Toll-Free 1-800-876-6827

CONIFER

CONIFER CAPITAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
WITH INDEPENDENT AUDITOR'S REPORT

*****PUBLIC COPY*****

DECEMBER 31, 2012

CONIFER CAPITAL PARTNERS, LLC

TABLE OF CONTENTS

OUM &CO. LLP
Accountants & Business Advisors

465 California Street
Suite 700
San Francisco, CA 94104

Phone: (415) 434-3744
Fax: (415) 788-2260
www.oumcpa.com

INDEPENDENT AUDITOR'S REPORT

To the Members of
Conifer Capital Partners, LLC

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Conifer Capital Partners, LLC (the Company) as of December 31, 2012, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Conifer Capital Partners, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

OUM & Co. LLP

San Francisco, California
February 8, 2013

CONIFER CAPITAL PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$	21,785
TOTAL ASSETS	**$**	**21,785**

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES:		
Accounts payable and accrued expenses	$	6,620
TOTAL LIABILITIES		6,620
MEMBERS' CAPITAL		15,165
TOTAL LIABILITIES AND MEMBERS' CAPITAL	**$**	**21,785**

See accompanying notes to the statement of financial condition.

NOTE 1 – ORGANIZATION AND SUMMARY OF ACCOUNTING POLICIES

Organization and Nature of Business - The accompanying statement of financial condition is prepared on the accrual basis of accounting and includes the accounts of Conifer Capital Partners, LLC, a limited liability company (the "Firm"). The Firm is a subsidiary of The Conifer Group, LLC, which has an equity interest in the Firm of 99.9%. The Firm was formed on July 18, 2008, and the fiscal year of the Firm is the calendar year. Operations of the Firm commenced on November 21, 2008.

The Firm is a broker-dealer in securities that was organized for the private placement of securities. The Firm is organized in the state of New York, and has an office in San Francisco, CA.

The Firm does not hold customer funds or safe keep customer securities and is therefore exempt from SEC Rule 15c3-3 under the provisions provided for in subparagraph (k)(2)(i).

A summary of significant accounting policies follows:

Cash and Cash Equivalents - For purposes of the statement of financial condition, cash and cash equivalents are defined as all checking and money market accounts deposited with commercial banks. At December 31, 2012, the Firm had checking and money market accounts held at a single institution.

Income Taxes - The statement of financial condition does not reflect a liability for federal or state income taxes since, under the Internal Revenue Code, a limited liability company is a reporting entity only. The Members report their distributive shares of the Firm's income and credits on their respective individual Members' tax returns. However, certain states including California in which the Firm operates impose fees and taxes at the partnership level.

Basis of Presentation - The statement of financial condition of the Firm has been prepared using accounting principles generally accepted in the United States of America ("U.S. GAAP"). A statement of financial condition prepared on a U.S. GAAP-basis requires management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statement and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

NOTE 2 – MEMBERS' CAPITAL

The Firm is a limited liability company and, as such, no Members shall have any personal liability to the Firm, any other Members or to any creditor of the Firm for the debts of the Firm beyond the amount contributed by the Members to the Firm.

Contributions and withdrawals by Members may be made from time to time with the consent and approval of Equity Members as set forth in the Operating Agreement. Profits and losses are, in general terms, allocated to the Members' on a pro rata basis based on their respective membership interest.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Firm has an expense sharing agreement in place with Conifer Securities, LLC. Under the agreement, the Firm pays and records expenses related only to securities transaction commissions, professional fees, fidelity bond insurance, business licenses and taxes, and state and federal taxes. Conifer Securities, LLC will not look to the Firm for repayment of expenses not covered by the agreement such as rents, utilities, office supplies, telephone and fractional salaries. Conifer Securities, LLC asserts that these expenses and retained liabilities not covered under this agreement are the responsibility and liability of Conifer Securities, LLC. As of December 31, 2012, the Firm does not owe Conifer Securities, LLC for expenses not covered under the expense sharing agreement. In addition, The Conifer Group, LLC may pay certain expenses for which it should be reimbursed by The Conifer Group, LLC, and the Firm may pay certain expenses for which it should be reimbursed by The Conifer Group, LLC.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which, among other items, requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. These rules also restrict the timing and amounts of capital withdrawals or dividends paid. At December 31, 2012, the Firm had net regulatory capital of $15,165 which was $10,165 in excess of its required net capital of $5,000. Its net capital ratio was 0.44 to 1.

NOTE 5 – SUBSEQUENT EVENTS

The Firm has evaluated subsequent events through February 8, 2013, the date the accompanying statement of financial condition was available to be issued, and has determined that there are no material subsequent events to disclose.